UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February, 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Final Results dated February 12, 2004


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 12, 2004                           By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 12, 2004                           By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                            12th February 2004

                               BARCLAYS BANK PLC
         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

                         RESULTS ANNOUNCEMENT FOR 2003

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2003:

                                                             2003         2002
                                                                      restated
                                                            GBPm          GBPm
Profit on ordinary activities before tax                    3,845        3,203
Tax on profit on ordinary activities                       (1,076)        (955)
                                                           --------     --------
Profit on ordinary activities after tax                     2,769        2,248
Minority interests - equity and non-equity                    (25)         (20)
                                                           --------     --------
Profit attributable to members of Barclays Bank PLC         2,744        2,228
Dividends payable to Barclays PLC                          (1,580)      (1,798)
                                                           --------     --------
Profit retained                                             1,164          430
                                                           --------     --------

Total assets                                              443,361      403,062
                                                           --------     --------

Liabilities:
Deposits by banks                                          94,092       87,434
Customer accounts                                         184,868      171,498
Debt securities in issue                                   49,569       45,885
Other liabilities                                          77,660       64,067
Undated loan capital - convertible to preference shares         -          310
Undated loan capital - non-convertible                      6,310        6,368
Dated loan capital - convertible to preference shares          17           11
Dated loan capital - non convertible                        6,012        4,848
                                                           --------     --------
Total liabilities                                         418,528      380,421
                                                           --------     --------

Minority interests and shareholders' funds
Minority interests - equity                                   283          156
                                                           --------     --------
Issued and fully paid share capital                         2,302        2,293
Share premium account                                       5,743        5,603
Revaluation reserve                                            24           24
Profit and loss account                                     8,404        7,281
                                                           --------     --------
Shareholders' Funds - equity                               16,473       15,201
                                                           --------     --------
                                                           16,756       15,357
                                                           --------     --------

Retail life-fund liabilities to policyholders               8,077        7,284

Total liabilities and shareholders' funds                 443,361      403,062
                                                           --------     --------

NOTES
1. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

2. Comparative figures have been restated as a result of the change in accounting policy arising from the adoption of UITF Abstract 37, 'Purchases and sales of own shares'.

3. Profit on ordinary activities before tax includes the Group's profit from joint ventures and associates ofGBP29m (2002: loss ofGBP10m).

4.  The Group had contingent liabilities ofGBP33,694m (31st December 2002:
    GBP26,546m) comprising acceptances and endorsements ofGBP671m (31st December 2002:GBP2,589m), guarantees and assets pledged as collateral security ofGBP24,596m (31st December 2002:GBP16,043m) and other contingent liabilities ofGBP8,427m (31st December 2002:GBP7,914m).